Reorganization of Portfolios in the Trust

At a regular quarterly Board meeting held on December 11, 2012, the Board of Trustees of the Trust approved the reorganization of each Portfolio of the Trust into a corresponding portfolio of the CNI Charter Funds and recommended approval of the reorganization by Trust shareholders. In February 2013, a Prospectus/Proxy Statement will be mailed to Trust shareholders that will contain additional information about the reorganization and voting instructions. If each Portfolio’s shareholders approve the reorganization, each Portfolio will be merged into its corresponding CNI Charter Funds portfolio on or about March 28, 2013.